SQUIRE, SANDERS & DEMPSEY L.L.P. Two Renaissance Square 40 North Central Avenue, Suite 2700 Phoenix, AZ 85004-4498 Office: +1.602.528.4000 Fax: +1.602.253.8129

Direct: +1.602.528.4084

jcrabb@ssd.com

March 24, 2010

VIA FACSIMILE (703) 813-6963

John Dana Brown

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Rural/Metro Corporation

Form 10-K for fiscal year ended June 30, 2009

Filed September 9, 2009

File No. 000-22056

Dear Mr. Brown:

We are counsel to Rural/Metro Corporation (“RMC”), and I am writing in reference to your letter to RMC dated March 11, 2010 regarding RMC’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009 (File No. 000-22056). As indicated in my voicemail message to you earlier today, RMC is in the process of preparing its response and expects to have that process completed by April 9, 2010. Accordingly, we expect to be submitting a response on RMC’s behalf on or before such date.

If there are any questions or concerns, please feel free to contact me at (602) 528-4084.

Very truly yours,

/s/ Joseph M. Crabb

Joseph M. Crabb

JMC/rlc

cc:	Christopher E. Kevane (Rural/Metro Corporation)
Matthew M. Holman